PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ___________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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February 19, 2021

Confidential

Ms. Erin Jaskot

Ms. Cara Wirth

Ms. Linda Cvrkel

Mr. Robert Shapiro

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Smart Share Global Limited CIK No. 0001834253 Response to the Staff’s Comment Letter Dated February 11, 2021

Dear Ms. Jaskot, Ms. Wirth, Ms. Cvrkel and Mr. Shapiro:

On behalf of our client, Smart Share Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 11, 2021 related to the Company’s prior submission of the draft registration statement on Form F-1.

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Staff for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary, page 1

1.                                      Please explain what you mean by the statement that you have a massive online and offline network. It is unclear how this relates to your primary business of renting mobile device chargers.

The Company respectfully advises the Staff that its “online network” refers to its large user base who access its service through online portals such as mini programs. The Company’s “offline network” refers to its offline cabinets and the network of its location partners. The Company’s online network is connected to its offline network through cabinet connectivity, real time business intelligence system and precise hardware management systems.

In response to the Staff’s comment, the Company has added disclosure on page 11 of the Revised Draft Registration Statement to explain its online and offline network.

2.                                      Please disclose how you define a “registered user” and how this number is calculated. Please also tell us whether you use the number of registered users as a key variable when managing the business. If so, please disclose the number of registered users in prior periods and for the current period. If not, please tell us why management does not use this variable.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 11 of the Revised Draft Registration Statement to define “registered user” and how it is calculated. The Company has also included disclosure of the number of registered users in prior periods and for the current period on pages 1 and 127 of the Revised Draft Registration Statement.

3.                                      Please disclose how you define “prominent key accounts,” whether by contribution to revenue, or otherwise. To the extent you are substantially dependent on any such key account, please disclose the account holder and discuss any agreements with the KA.

In response to the Staff’s comment, the Company has revised the reference disclosure on pages 1 and 127 of the Revised Draft Registration Statement to further disclose criteria of KAs. The Company respectfully advises the Staff that its business does not substantially depend on any KA.

4.                                      Please balance your disclosure regarding your deep market expertise and proven business model with disclosure stating that you have only been in operation since 2017.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 2 and 128 of the Revised Draft Registration Statement.

5.                                      We note your reference to “extensive coverage.” Please revise your disclosure here and elsewhere in your prospectus to indicate the geographic areas in China where your cabinets are located.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 4, 128, 133 of the Revised Draft Registration Statement.

Our Industry, page 5

6.                                      Please balance your disclosure in this section to indicate that there is increasing availability of complimentary charging devices and that mobile devices may be available without charging docks in 8-10 years, as you disclose on page 122.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 6 of the Revised Draft Registration Statement.

Use of Proceeds, page 82

7.                                      We note that you intend to use proceeds from the offering for the exploration of potential mergers and acquisitions. To the extent that you have identified any acquisition targets, please provide the information required by Item 3.C of Form 20-F.

The Company respectfully advises the Staff that it currently has not identified any acquisition targets.

In response to the Staff’s comment, the Company has added clarification language on pages 13 and 82.

Capitalization, page 84

8.                                      Please revise the second bullet point on page 84 to disclose the amount of compensation expense that will be recognized in your financial statements upon the vesting of 20,250,000 of your founder’s restricted shares upon the completion of the offering.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 84 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 99

9.                                      Please revise to disclose the impact of your direct operation model versus your network partner model on revenues, including how costs vary for your direct operations and network partnerships.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 99 and 100 of the Revised Draft Registration Statement to further disclose the commission ranges under the two models. In addition, the Company also disclosed that the two models do not have significant differences in the cost of revenues they incur.

Key Factors Affecting Our Results of Operations

Our ability to efficiently control the overall incentive fees, page 100

10.                               You state that the increase in the incentive fee rate in 2020 was due to an increase in incentive fees paid as well as a decrease in revenues. However, we note that incentive fees consist of entry fees as well as commissions, and a decrease in revenues would suggest a decrease in commissions as well, which would result in a decrease in the incentive fee rate. So that investors can understand why the incentive fee rate increased despite the decrease in revenue, please disclose the percentage of incentive fees that come from entry fees versus commissions.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 101 and 102 of the Revised Draft Registration Statement to further disclose the components of incentive fees paid to location partners and network partners.

Impact of COVID-19 Pandemic on our Business, page 102

11.                               Please update and expand your discussion of the COVID-19 pandemic on your results of operations and operating income to include quantifying the decreases in employee headcount in the first and second quarters of 2020, reduced commissions paid to local network partners, and the improvement of your key financial and operating metrics in the third quarter of 2020. Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K and the Commission’s CF Disclosure Guidance: Topic No. 9 and 9A.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 102 and 103 of the Revised Draft Registration Statement.

Contractual Obligations, page 111

12.                               Please revise your table of contractual obligations to include the contractual maturities of the financing payables disclosed in your balance sheet.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 111 of the Revised Draft Registration Statement to include the contractual maturities of the financing payables.

Critical Accounting Policies and Significant Judgements and Estimates

Revenue Recognition

Mobile Device Charging Business, page 115

13.                               For your network partner model, please explain to us and expand your disclosure to discuss the method used to amortize incentive fees for entry fees and commissions paid to your partners. Refer to ASC 340-40-50-2.

The Company respectfully advises the Staff that as it disclosed on page 116 and pages F-20 to F-21, “Mobile device charging business,” the entry fees are only paid to some of the Company’s location partners under direct operation model. Under the network partner model, network partners only receive commissions from the Company based on certain percentages of the revenues generated from the equipment placed by the network partners. Network partners settle the commissions or other arrangements with the location partners that they cover. The Company does not directly pay location partners under the network partner model.

The Company further advises the Staff that its mobile device charging business constitutes a lease and hence the revenues from mobile device charging business are recognized in accordance with ASC 840, “Leases,” the legacy lease standard. Whilst the scope of ASC 340-40 does not explicitly include the costs incurred in connection with a contract that is not within the scope of ASC 606, the Company has performed assessment for entry fees it paid to location partners under direct operation model and commissions paid to its location partners and network partners under both operation models with reference to ASC 340-40-50-2.

As the Company disclosed on page F-23, “Sales and marketing expenses,” entry fees paid to location partners are amortized on straight line basis over the contractual periods with location partners during which the Company’s equipment is placed in location partners’ venues and the Company receives the benefit from the placement of its cabinets in location partners’ venues. The periods generally range from 1 year to 6 years. For commissions paid to network partners and location partners, since they are calculated based on certain percentages of revenues generated and are settled on actual incurred basis, there is no prepayment made for the commissions to its partners and hence no asset is recognized upfront. The Company expenses such commissions in line with the recognition of rental income from users.

In addition, in response to the Staff’s comments, the Company has revised its disclosure in page 116.

Industry

Lagging battery technology breakthrough, page 121

14.                               We note your statement that “[a]ccording to the iResearch Report, there are two main ways for mobile devices, primarily smartphones, to increase their battery capacities: increasing physical sizes of the batteries, or increasing battery energy density, neither of which is feasible in the near term.” Please provide additional support for the statement that “neither of which is feasible in the near term” or tell us why iReseach is qualified to make such a claim.

The Company respectfully advises the Staff that the iResearch Report indicated that in making the statement referred to in the comment, iResearch relied on several reliable sources, including research reports issued by the Electronic Technology Information Research Institute of the Ministry of Industry and Information Technology of the PRC, industry insights in published broker research and other credible media sources. iResearch has confirmed with the Company that it believes the statement referred to in the comment is sufficiently backed by reliable sources and generally represents industry consensus.

Continued expansion into lower-tier cities ..., page 124

15.                               We note your distinction between lower-tier cities, higher-tier cities, Tier 1, Tier 2, and Tier 3 cities. Please revise to define each of these terms and clarify which of your operating models are used in each city.

The Company respectfully advises the Staff that both of its operating models can be used in each city tier, and certain cities have both operating models. Network partners generally have localized business relations and insights in smaller, lower-tier cities and regions. Therefore, the Company often cooperates with network partners when expanding into lower-tier cities. The Company generally uses the direct operation model in large, higher-tier cities to better control operations and establish strong market presence.

In addition, the Company has revised the referenced disclosure on page 125 of the Revised Draft Registration Statement to include definitions of lower-tier cities, higher-tier cities, Tier 1, Tier 2, Tier 3 cities and below.

Business, page 126

16.                               We note that you engage with a number of third parties, including suppliers, manufacturers, assembly partners, network partners, location partners, and co-owners of your advanced hardware and software technologies. To the extent you have entered into material agreements with any of these parties, please file copies of such agreements as exhibits. In particular, we note that ZMI accounts for a substantial amount of your purchases, and that you have amounts due of RMB 89.4 million from ZMI. Please file your agreements with ZMI. In addition, please file the notes you have issued to ZMI, or tell us why you are not required to do so. See Form 20-F, Instruction 2(b)(i) to Exhibits.

The Company respectfully advises the Staff that the notes issued to ZMI are with terms ranging from three to six months, hence not long-term debts. The Company respectfully submits that it does not need to file such notes according to Form 20-F, Instruction 2(b)(i) to Exhibits.

With regard to its agreements with ZMI, the Company respectfully submits that the purchase agreements relate to the purchase of power banks and cabinets, which the Company considers to be made in its ordinary course of business according to Form 20-F, Instruction 4(b) to Exhibits. The Company also considers itself not substantially dependent on the purchase agreements made with ZMI. The Company has established several purchase contracts with other comparable suppliers, and any of those suppliers has the capacity to replace ZMI if needed. As a result, the Company considers itself not reliant on the purchase agreements with ZMI, and therefore is not required to file the purchase agreements with ZMI.

Relentless focus on technology, page 128

17.                               You disclose that you hold 23 patents related to power bank technologies and design, and own all patents relating to your devices except for two patents which you co-own with ZMI. Please revise to disclose the expiration dates for your material issued patents, the applicable jurisdictions, and clarify the nature of protection provided by such patents. Please also file the co-ownership agreement with ZMI, or tell us why you are not required to do so.

The Company respectfully advises the Staff that it considers none of its patents material to its business, as each patent only concerns a minor part of the Company’s operations.

The Company further respectfully advises the Staff that its business is not dependent to a material extent on the co-owned patent. The Company’s co-owned patents with ZMI are for its first-generation hardware products, which are no longer in production and are gradually being replaced by its later-generation, self-developed products, which the Company owns patents for. Therefore, the Company does not believe that its business substantially depends on the co-ownership agreement with ZMI.

In addition, the Company has revised the disclosures on pages 129 and 145 to reflect the correct number of patents owned and co-owned.

Direct Operation, page 134

18.                               Please disclose the general terms of your agreements with location partners and with network partners, including the duration and termination provisions. Where you state that your contracts are exclusive, please clarify if this prohibits the partner from entering into an agreement with any other mobile charging service provider.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 136 and 137 of the Revised Draft Registration Statement to include general agreement terms with location partners and network partners. The Company also discloses that the exclusive contracts prohibit location partners and network partners from engaging in similar arrangements with other mobile device charging service providers.

19.                               Please indicate the percentage of POIs which operate under the direct operation versus the network partners model in prior periods so that investors are able to determine any trends in these models. Please provide similar information on the number of network partners.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 135 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the number of network partners is not material for an investor in evaluating its network partner model. When the Company enters into a new region through the network partner model, it might initially work with a large number of network partners and gradually reduce the network partners in the region over time. As a result, the number of network partners fluctuates and does not directly correlate with the POI coverage or revenues generated through the network partner model.

Our Operational Expertise, page 136

20.                               Where you state that you have achieved a larger market share than those of your competitors, please define the market and disclose your market share for a particular period as well as the market share for your competitors.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 137 of the Revised Draft Registration Statement to remove the statement that it has a larger market share than its competitors.

Description of Share Capital, page 183

21.                               Your authorized ordinary shares, convertible redeemable series A preferred shares, convertible redeemable series A-1 preferred shares, convertible redeemable series B-1 preferred shares and convertible redeemable series C-2 preferred shares as disclosed in the second paragraph on page 183 are inconsistent with those disclosed in your balance sheet on page F-4. Please reconcile and revise these disclosures.

The Company respectfully advises the Staff that the numbers of authorized shares on page F-4 of the Revised Draft Registration Statement are accurate as of the dates indicated on the balance sheet presented, namely December 31, 2019 and September 30, 2020, while the numbers of authorized shares on page 184 of the Revised Draft Registration Statement are, as stated on the same page, as of the date of the Revised Draft Registration Statement. The differences between these two sets of authorized share numbers are mainly attributable to the shares authorized in the Company’s Series D-1 and Series D-2 preferred share financing rounds that happened after September 30, 2020.

22.                               We note your risk factor disclosure on page 67 regarding your dual-class structure, including the description of the provisions associated with your Class B holder’s ownership of ordinary shares. Please revise your Description of Share Capital section to include a description of each of the provisions set forth in the risk factor and also disclose the percentage of outstanding shares that Class B ordinary shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.

In response to the Staff’s comment, the Company has revised the disclosure on page 184 of the Revised Draft Registration Statement to include the referenced disclosure. Other than those included in its revised disclosure, the Company respectfully advises the Staff that all the provisions set forth in the referenced risk factor on page 67 of the Revised Draft Registration Statement are described under the “—Description of Share Capital—Our Post-Offering Memorandum and Articles of Association” section on page 185 of the Revised Draft Registration Statement. The Company respectfully further advises the Staff that since its post-offering memorandum and articles of association is still not finalized, dual-class related provisions such as the number of votes each Class B ordinary share is entitled to have not yet been decided upon, and therefore specific share and vote percentage numbers in the provisions remain blank in the Revised Draft Registration Statement. The Company plans to fill in these numbers in subsequent submissions when the post-offering memorandum and articles of association is fully finalized.

Exclusive Forum, page 187

23.                               We note that your post-offering memorandum and articles of association and the deposit agreement will include forum selection provisions that identify the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) as the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. With respect to Securities Act claims, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on page 189 of the Revised Draft Registration Statement to include the referenced disclosure.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com, or Kevin Song, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10 2323 3196 or via email at kevin.song@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Mars Cai, Chief Executive Officer, Smart Share Global Limited

Maria Xin, Chief Financial Officer, Smart Share Global Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Partner, Cooley LLP

Michael Yu, Esq., Partner, Cooley LLP

Dave Peinsipp, Esq., Partner, Cooley LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP